UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company’s name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I — Information Sent to Security Holders

1.                             Home Jurisdiction Documents.

(a)               Not applicable.

(b)              Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia — Dispatch of Bidder’s Statement” (which included the typeset version of the Bidder’s Statement and included certain dates relating to the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 1) on March 16, 2007.

On April 10, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ offer for E*TRADE Australia extended” (which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period and providing the new date for giving notice on the status of conditions of the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 3) on April 11, 2007.

On April 27, 2007, ANZ lodged a Supplementary Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission, which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 7) on April 30, 2007.

On May 15, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “Offer extended to finalise takeover” (attached as Exhibit 1, as detailed in Part II below), which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period.

2.                             Informational Legends.

Not applicable.

Part II — Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

An announcement titled “ANZ maintains $4.05 bid for E*TRADE Australia” that was lodged with the Australian Stock Exchange on March 23, 2007 was set out on the Form CB (AMENDMENT NO. 2) that ANZ filed with the Securities and Exchange Commission on March 26, 2007.

2

An announcement titled “ANZ offer for E*TRADE Australia extended” that was lodged with the Australian Stock Exchange on April 10, 2007 was set out on the Form CB (AMENDMENT NO. 3) that ANZ filed with the Securities and Exchange Commission on April 11, 2007.

Three announcements titled “ANZ increases E*TRADE Australia offer to $4.30 with scrip alternative; declares offer final and unconditional”, “Takeover Bid for ETRADE Australia Limited — ASX Market Rule 20.3.1 — On-market purchases during Offer Period”, and “ANZ’s stake in E*TRADE Australia rises to 42.6%” respectively that were lodged with the Australian Stock Exchange on April 23, 2007, were set out on the Form CB (AMENDMENT NO. 4) that ANZ filed with the Securities and Exchange Commission on April 24, 2007.

 An announcement titled “ANZ acquires controlling stake in E*TRADE Australia” that was lodged with the Australian Stock Exchange on April 24, 2007 was set out on the Form CB (AMENDMENT NO. 5) that ANZ filed with the Securities and Exchange Commission on April 26, 2007.

A “Notice Under Section 630(3) of the Corporations Act 2001 (Cth)” that was lodged with the Australian Stock Exchange on April 26, 2007 was set out on the Form CB (AMENDMENT NO. 6) that ANZ filed with the Securities and Exchange Commission on April 27, 2007.

An announcement titled “ANZ lodges Supplementary Bidder’s Statement for E*TRADE Australia takeover” that was lodged with the Australian Stock Exchange on April 27, 2007 was set out on the Form CB (AMENDMENT NO. 7) that ANZ filed with the Securities and Exchange Commission on April 30, 2007.

On May 15, 2007, ANZ lodged with the Australian Stock Exchange two announcements titled “ANZ stake in E*TRADE Australia exceeds 80%” (Exhibit 2) and “Offer extended to finalise takeover” (Exhibit 1) respectively.

Part III — Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

By:	/s/ JOHN PRIESTLEY
	Name:	John Priestley
	Title:	Company Secretary

Date: May 15, 2007

4

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 15 May 2007

Offer extended to finalise takeover

ANZ today announced it will extend the Offer period to finalise its takeover of E*TRADE Australia.

The Offer will now close at 7:00pm Melbourne time on 25 May 2007 (unless further extended).  This will give the remaining shareholders a further opportunity to accept ANZ’s Offer.

ANZ will notify the ASX before 9:30 am tomorrow (Melbourne time) of its relevant interest in E*TRADE Australia shares by lodgement of a substantial holder notice.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, shareholders who accept the Offer and choose to receive ANZ scrip as consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in Section 6 of ANZ’s Supplementary Bidder’s Statement of 27 April 2007.

The “Adjusted ANZ VWAP” for the purpose of the Offer, and the resulting number of ANZ shares to be issued to E*TRADE Australia shareholders electing to receive the ANZ scrip consideration, will be announced later this week.*

ANZ has also advised E*TRADE Australia shareholders that if they accept the Offer, commencing today, they will be paid the consideration of $4.30 per share in cash or the ANZ scrip consideration within 5 business days of their acceptance being processed.

On reaching 90%, ANZ will compulsorily acquire the remaining shares in E*TRADE Australia. E*TRADE Australia shareholders who do not accept the Offer and whose shares are compulsorily acquired will not receive payment for at least four weeks after the compulsory acquisition notice is lodged with ASIC.

An Offer Information Line is available for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

Attached is a letter that is being sent to E*TRADE Australia shareholders together with the formal notice extending the Offer.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel:  03-9273 6955 or 0409-655 550
Email:  paul.edwards@anz.com

*  The number of ANZ shares to be issued to provide $4.30 of ANZ shares per E*TRADE Australia share is to be based on the VWAP of all ANZ ordinary shares sold on ASX in the five trading days up to and including 15 May 2007, excluding certain trades which are deemed not representative of the general price at which ANZ shares are traded.  Sale prices on those days on which ANZ shares trade “cum” ANZ’s interim dividend payable for the half-year ended 31 March 2007 (the record date for which is 18 May 2007) are to be adjusted to an “ex” basis, by deducting the amount of the interim dividend (which is 62 cents per ANZ Share). ANZ shares traded “cum” the interim dividend on 9, 10 and 11 May 2007.  Details are included in ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

15 May 2007

Dear E*TRADE Australia Shareholder

ANZ’s Offer for E*TRADE Australia extended to 25 May 2007

I am writing to advise that ANZ has extended its Offer for E*TRADE Australia. If you accept the Offer now, you will be paid the Offer consideration of $4.30 per share in cash or the ANZ scrip consideration within 5 business days of your acceptance being processed.

If you do not accept the Offer and your shares are compulsorily acquired you will not receive payment for your shares for at least four weeks after the compulsory acquisition notice is lodged with the ASIC.

Some important facts about ANZ’s Offer that I want to bring to your attention are:

•   The Offer will now close at 7pm (Melbourne time) on 25 May 2007 unless further extended. (The formal extension notice is set out on the back of this letter);

•   ANZ now has a relevant interest in more than 80% of E*TRADE Shares; and

•   The E*TRADE Australia directors recommend all shareholders accept the Offer(1) and have accepted for their own personal holdings.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, E*TRADE Australia shareholders who accept ANZ’s Offer and choose to receive the ANZ scrip consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in section 6 of ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

If you have any questions in relation to ANZ’s Offer, please contact ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday), or visit ANZ’s website at www.anz.com.

Yours sincerely

Brian Hartzer

Group Managing Director, Personal Division

Australia and New Zealand Banking Group Limited

(1) In the absence of a superior proposal

A copy of this notice was lodged with the Australian Securities and Investments Commission (ASIC)
on 15 May 2007.  ASIC takes no responsibility for the contents of the notice.

NOTICE OF VARIATION — EXTENSION OF OFFER PERIOD

TAKEOVER BID FOR ORDINARY SHARES IN ETRADE AUSTRALIA LIMITED

To:	ETRADE Australia Limited ABN 12 003 042 082 (E*TRADE Australia)

And to:	ASX Limited

And to:	The holders of all of the ordinary shares in E*TRADE Australia registered at 7:00pm (Melbourne time) on 6 March 2007 (the Offerees) who have not yet accepted the Offers.

By this notice ANZ Online Holdings Pty Limited ACN 124 093 625 (ANZ Online) varies its offers dated 14 March 2007 for all of the ordinary shares in E*TRADE Australia (the Offers) (which have previously been varied by notices of variation dated 10 April 2007 and 27 April 2007) by:

(a)                                  extending the period during which the Offers remain open for acceptance until 7:00pm (Melbourne time) on 25 May 2007; and

(b)                                 substituting the date “25 May 2007” for the date “15 May 2007”, in clause 2 of the Offers.

This notice has been approved by a resolution passed by the directors of ANZ Online.

DATED 15 May 2007

SIGNED on behalf of ANZ Online Holdings Pty Limited.

Director

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 15 May 2007

ANZ stake in E*TRADE Australia exceeds 80%

ANZ today announced that it now has a relevant interest of 81.4% in E*TRADE Australia.

As a result of ANZ having secured ownership of more than 80% of E*TRADE Australia shares, E*TRADE Australia shareholders who accept ANZ’s Offer and choose to receive the ANZ scrip consideration may be eligible for capital gains tax rollover relief. Information about the availability of capital gains tax rollover relief is included in Section 6 of ANZ’s Supplementary Bidder’s Statement dated 27 April 2007.

ANZ’s Offer is scheduled to close at 7:00pm Melbourne time today (unless extended).

An Offer Information Line has been established for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) and they are open until 7.00pm today.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com